EXHIBIT 2                       13G                     Page 11 of 11 Pages

REPORTING PERSON RELATIONSHIPS


        On December 31, 1996, Charles River Partnership VI ("CRP VI") was the registered holder of 831,532 shares of Abacus Direct Corporation. common stock. Its "sister" venture capital partnership, Charles River Partnership VI-A ("CRP VI-A"), was the registered holder of 146,740 shares of Abacus Direct Corporation common stock. The general partner of both CRP VI and CRP VI-A is Charles River VI GP Limited Partnership ("CRP VI GP"). The individual general partners of CRP VI GP are Richard M. Burnes, Jr., Donald W. Feddersen, John T. Neises and Michael J. Zak. CRP VI GP and Messrs. Burnes, Feddersen, Neises and Zak disclaims beneficial ownership of the shares held by CRP VI and CRP VI-A for which it / he does not have a pecuniary interest.